UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Stabilis Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85236P 101

(CUSIP Number)

J. Casey Crenshaw
1655 Louisiana Street
Beaumont, Texas 77701
409-833-2665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 85236P 101

(1)	Names of Reporting Persons JCH Crenshaw Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 409,136 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 409,136 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 409,136 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 2.4% (2)

(14)	Type of Reporting Person (See Instructions) OO

(1) Includes (i) 368,511 shares of common stock (“Common Stock”), par value $0.001 of Stabilis Energy, Inc. (the “Company”)  currently held by JCH Crenshaw Holdings, LLC (“JCH”) and (ii) 40,625 shares of Common Stock issuable upon (y) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $2.72 per share (the “Series A Warrants”) and (z) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $3.17 per share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

(2) Calculated based upon 16,841,237 shares of Common Stock deemed to be outstanding, which includes (i) 16,800,612 shares of Common Stock deemed to be outstanding as of November 11, 2019, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2019 (the “Form 10-Q”), and (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH.

CUSIP No. 85236P 101

(1)	Names of Reporting Persons LNG Investment Company, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 12,580,808

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 12,580,808

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,580,808

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 74.9% (1)

(14)	Type of Reporting Person (See Instructions) OO

(1) Calculated based upon 16,800,612 shares of Common Stock deemed to be outstanding as of November 11, 2019, as reported in the Form 10-Q.

CUSIP No. 85236P 101

(1)	Names of Reporting Persons J. Casey Crenshaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 13,000,944 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 13,000,944 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000,944 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 77.2% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 368,511 shares of Common Stock currently held by JCH, (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH, (iii) 12,580,808 shares of Common Stock currently held by Holdings and (iv) 11,000 shares of Common Stock currently held directly by J. Casey Crenshaw (“Mr. Crenshaw”).  Mr. Crenshaw may be deemed to share voting and dispositive power over the securities held by each JCH and Holdings; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Mr. Crenshaw disclaims any beneficial ownership of the securities owned by JCH and Holdings in excess of his pecuniary interest in such securities.

(2) Calculated based upon 16,841,237 shares of Common Stock deemed to be outstanding, which includes (i) 16,800,612 shares of Common Stock deemed to be outstanding as of November 11, 2019, as reported in the Form 10-Q and (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH.

CUSIP No. 85236P 101

(1)	Names of Reporting Persons Stacey B. Crenshaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 13,000,944 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 13,000,944 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000,944 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 77.2% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 368,511 shares of Common Stock currently held by JCH, (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH, (iii) 12,580,808 shares of Common Stock currently held by Holdings, and (iv) 11,000 shares of Common Stock currently held by Mr. Crenshaw. Mr. Crenshaw may be deemed to share voting and dispositive power over the securities held by each JCH and Holdings (See Item 5); thus, Stacey B. Crenshaw (“Ms. Crenshaw”), as the spouse of Mr. Crenshaw, may also be deemed to share voting and dispositive power over the securities held by each Mr. Crenshaw, JCH and Holdings. Ms. Crenshaw disclaims any beneficial ownership of the securities owned by her spouse.

(2) Calculated based upon 16,841,237 shares of Common Stock deemed to be outstanding, which includes (i) 16,800,612 shares of Common Stock deemed to be outstanding as of November 11, 2019, as reported in the Form 10-Q and (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH.

Explanatory Note

This Amendment No. 12 to the Statement on Schedule 13D (this “Amendment No. 12”)  is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Stabilis Energy, Inc., a Florida corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”), and  J. Casey Crenshaw, a citizen of the State of Texas of the United States of America (“Mr. Crenshaw”) on May 14, 2012 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on June 12, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on August 4, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 27, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on August 7, 2018 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on August 21, 2018 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on November 11, 2018 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on December 17, 2018 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed on December 28, 2018 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed on May 13, 2019 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed on August 6, 2019 (“Amendment No. 10”) by JCH, Mr. Crenshaw and LNG Investment Company, LLC, a Texas limited liability company (“Holdings”) and Amendment No. 11 to the Original Schedule 13D filed on November 4, 2019 (“Amendment No. 11” and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7,  Amendment No. 8, Amendment No. 9, and Amendment No. 10, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 12 is being filed to add Stacey B. Crenshaw, a resident of the State of Texas (“Ms. Crenshaw”) as a “Reporting Person” hereunder along with JCH, Holdings and Mr. Crenshaw, and to amend the information disclosed in the Schedule 13D as set forth herein. This Amendment No. 12 is being filed to amend the information disclosed in the Schedule 13D as set forth herein. Except as set forth below, all previous Items are unchanged.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following:

(a)                                 The name of the additional Reporting Person named in this Amendment No. 12 is Stacey B. Crenshaw.

(b)                                 The principal business address of Ms. Crenshaw is 1655 Louisiana Street, Beaumont, Texas 77701.

(c)                                  Ms. Crenshaw is the owner of Stacey Crenshaw Designs, LLC (dba ClaraVaille) a designer and retailer of custom jewelry. The address of ClaraVaille is P.O. Box 704, Beaumont, Texas 77704.

(d) — (e) During the last five years, Ms. Crenshaw has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Ms. Crenshaw is a citizen of the United States of America.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On February 4, 2020, the Board of Directors of the Issuer appointed Stacey B. Crenshaw to serve as a director of the Company until the next election of Directors. Ms. Crenshaw is the spouse of Mr. Crenshaw.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows.

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons ((i) in the case of JCH, Mr. Crenshaw and Ms. Crenshaw, on the basis of a total of 16,841,237 shares of Common Stock deemed to be outstanding, which includes (A) 16,800,612 shares of Common Stock deemed to be outstanding as of November 11, 2019, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2019 (the “Form 10-Q”) and (B) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH, and (ii) in the case of Holdings, on the basis of a total of 16,800,612 shares of Common Stock deemed to be outstanding as of November 11, 2019, as reported in the Form 10-Q) is as follows:

	Common Stock		Warrants		Percent of
Name	Sole	Shared	Sole	Shared	Class
JCH	0	368,511	0	40,625	2.4%
Holdings	0	12,580,808	0	0	74.9%
Mr. Crenshaw	0	12,960,319	0	40,625	77.2%
Ms. Crenshaw	0	12,960,319	0	40,625	77.2%

Mr. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by each of JCH and Holdings by virtue of being the sole managing member of JCH and the sole manager of Holdings. Ms. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by each of Mr. Crenshaw, JCH and Holdings by virtue of being the spouse of Mr. Crenshaw. Each of Mr. Crenshaw and Ms. Crenshaw disclaims beneficial ownership of the reported securities except to the extent of his or her pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that Mr. Crenshaw or Ms. Crenshaw is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(c)   None of the Reporting Persons, and to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Common Stock during the 60 calendar days preceding the date of this Amendment No. 12.

(d)   Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A*:	Joint Filing Agreement.

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

LNG INVESTMENT COMPANY, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	Manager

/s/ J. Casey Crenshaw
J. Casey Crenshaw

/s/ Stacey B. Crenshaw
Stacey B. Crenshaw

Exhibit Index

Exhibit A*:	Joint Filing Agreement.

*Filed herewith